Exhibit 21.1

List of Subsidiaries and Consolidated Affiliated Entities of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Gridsum Holding (China) Limited	Hong Kong
Dissector (Beijing) Technology Co. Ltd.	PRC

Name of Consolidated Affiliated Entity	Jurisdiction of Incorporation
Gridsum Holding (Beijing) Co., Ltd.	PRC
Beijing Gridsum Technology Co., Ltd.	PRC
Beijing Moment Everlasting Ad Co., Ltd.	PRC
Guoxinjunhe (Beijing) Technology Co., Ltd.	PRC
Beijing Yunyang Ad Co., Ltd.	PRC
Beijing Guoxinwangyan Technology Co., Ltd.	PRC
Beijing Gridsum Yizhun Technology Co., Ltd.	PRC